UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

CHINA VTV LIMITED
(Exact name of registrant as specified in its charter)

Nevada	333-203754	47-3176820
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

New Times Centre, 393 Jaffe Road, Suite 17A, Wan Chai, Hong Kong

(Address of principal executive offices, with zip code)

+85267353339

(Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN

CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHINA VTV LIMITED

New Times Centre, 393 Jaffe Road, Suite 17A, Wan Chai, Hong Kong

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES

AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF CHINA VTV LIMITED

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. References throughout this Information Statement to the “Company,” “we,” “us,” and “our” refers to China VTV Limited.

This Information Statement is being furnished to all holders of record as of the close of business on April 3, 2019 (the “Record Date”) of the common stock, par value $0.001, of Tapioca Corp., a Nevada corporation (the “Registrant,” the “Company,” “we,” “us,” or “our”). You are receiving this Information Statement in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Securities and Exchange Commission Rule 14f-1, promulgated under the Exchange Act, in connection with an anticipated change in majority control of the Company’s Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described herein will not occur until at least 10 days (the “10-Day Period”) following the mailing of this Information Statement.

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CHANGE IN CONTROL

On March 15, 2019, the Company and Mr. Guoping Chen, the Chief Executive Officer, President, Chief Financial Officer, Secretary, sole Director of the Company and a shareholder of 30,000,000 shares of common stock (the “Common Stock”) of the Company representing approximately 28.57% of the issued and outstanding Common Stock, entered into a share exchange agreement (the “Share Exchange Agreement”) with China VTV Ltd. (“China VTV Hong Kong”), a Hong Kong company, and all of the shareholders of China VTV Hong Kong (the “New Shareholders”), pursuant to which the Company shall acquire all of the issued and outstanding shares of common stock of China VTV Hong Kong from the New Shareholders by issuing an aggregate of 110,550,000 restricted shares of common stock of the Company (the “Stock Exchange”) to the New Shareholders pro rata in the respective amounts as listed below upon closing of the Stock Exchange.

New Shareholders*	Number of Shares of the Common Stock Owned by New Shareholders upon Closing	Percentage of the issued and outstanding the Common Stock upon Closing
Tijin Song	75,000,000	34.01%
Yatao Wang	12,000,000	5.44%
Liqiang Meng	11,000,000	4.99%
Daoxin Zhang	4,500,000	2.04%
Hongbin Dong	3,500,000	1.59%
Xiaohua Jin	2,400,000	1.09%
Haibing Lu	1,990,000	0.90%
Zhefei Chen	160,000	0.07%
Total	110,550,000	50.12%

_____

* The New Shareholders have no direct family relationships to the current officers and/or directors of the Company.

In addition to the issuance to the New Shareholders, the Company has agreed, in the Share Exchange Agreement, to issue an additional 5,000,000 shares to five individuals who have provided services to China VTV Hong Kong.

Subject to the conditions to the Closing as set forth in the Share Exchange Agreement, the Closing of the Stock Exchange is expected to occur on a date as the Parties shall mutually agree. Conditions to the Closing include, among others, (i) the satisfactory completion of the due diligence of the Company; (ii) the Board’s approval of the Stock Exchange; (iii) the non-occurrence of any Material Adverse Change in the business or financial condition of either the Company or China VTV Hong Kong; and (iv) the resignation of Mr. Guoping Chen from the Chief Executive Officer, Secretary and President positions and the appointment of the New Directors to the Board and Tijin Song as the Chief Executive Officer and President.

The Stock Exchange was disclosed on a Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2019.

Upon consummation of the Stock Exchange, Mr. Guoping Chen shall become a holder of approximately 13.60% of the then issued and outstanding shares of Common Stock. Pursuant to the Stock Exchange Agreement, on March 15, 2019, Mr. Guoping Chen appointed the following six (6) individuals as new members (the “New Directors”) of the board of the directors (the “Board”) of the Company: Tijin Song, Liqiang Meng, Yatao Wang, Daoxin Zhang, Hongbin Dong, and Tonghao Yu. On the same day, Mr. Guoping Chen appointed Mr. Tijin Song as the CEO and President and Tonghao Yu the Chief Marketing and Branding Officer. Mr. Guoping Chen resigned from the Chief Executive Officer and President positions on March 15, 2019. The change of directors and officers (the “Change of Management and Board”) will take effect at the end of the 10-Day Period. A change of control is expected to occur with the Company immediately upon the effectiveness of the Change of Management and Board.

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CHANGE IN DIRECTORS

In connection with the execution of the Stock Exchange Agreement, on March 15, 2019, Mr. Guoping Chen, the Company’s sole director and executive officer, increased the number of members of the Board from one (1) director to seven (7) and appointed the New Directors to the Company’s Board, Mr. Tonghao Yu as the Chief Marketing and Branding Officer, and Mr. Tijin Song as the Chief Executive Officer and President of the Company. On the same day, Mr. Guoping Chen then resigned from the Chief Executive Officer and President positions of the Company. The Change of Management and Board will become effective upon the conclusion of the 10-Day Period. This Schedule 14f-1 will be mailed to the stockholders on or about April 8, 2019. The 10-Day Period is expected to conclude on or about April 18, 2019.

Prior to the Closing, none of the New Directors was a director of the Company, held any previous position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. None of the New Directors has been the subject of any bankruptcy petition filed by or against any business of which he or she was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Further information about the Company’s new executive officer and directors may be found below in the section titled “Directors and Executive Officers” in this Schedule 14f-1.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

This Information Statement describes the general terms of the Stock Exchange and contains certain biographical and other information concerning the Company’s new executive officer and directors in connection with the Stock Exchange.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The Company’s authorized capital stock consists of 600,000,000 shares of common stock, par value of $0.001 per share. Immediately prior to the closing of the Stock Exchange, the Company has 105,000,000 shares of common stock issued and outstanding and the former control shareholder Mr. Guoping Chen owns 30,000,000 shares of the common stock of the Company, representing 28.57% issued and outstanding common stock of the Company. Following the Stock Exchange, Mr. Guoping Chen’s equity ownership percentage will decrease to 13.60%, and the following 7 persons will own the control block of 137,000,000 shares of our common stock, representing 62.12% of the then issued and outstanding shares of our common stock:

Name	No. of Shares	Percentage of Issued and Outstanding Upon Closing of the Stock Exchange
Mr. Tijin Song	75,000,000	34.01%
Ms. Yatao Wang	12,000,000	5.44%
Mr. Liqiang Meng	11,000,000	4.99%
Mr. Tonghao Yu	1,000,000	0.45%
Mr. Daoxin Zhang	4,500,000	2.04%
Mr. Hongbin Dong	3,500,000	1.59%
Mr. Guoping Chen	30,000,000	13.60%
Total	137,000,000	62.12%

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DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Company’s executive officers and directors, including their ages:

Name	Age	Position*
Tijin Song	55	Chairman of the Board, Chief Executive Officer ("CEO") and President

Guoping Chen	56	Director, interim Chief Financial Officer ("CFO"), Secretary and Treasurer

Yatao Wang	35	Director

Liqiang Meng	49	Director

Tonghao Yu	72	Director and Chief Marketing and Branding Officer

Hongbin Dong	42	Director

Daoxin Zhang	42	Director

*The new officers and directors will take office only upon the expiration of the 10-day period (the “10-Day Period”) as provided for in Rule 14f-1.

Tijin Song, 55, is a co-founder, Chairman and Chief Executive Officer of China VTV Hong Kong. Mr. Song founded China VTV Hong Kong in 2015 and served as its Chairman and Chief Executive Officer since its inception. From 2004 to 2015, Mr. Tijin Song served as the Secretary of China Commission of Promotion of Publicity for the Undertakings of Chinese Disabled Persons where he organized and promoted a number of charitable projects and events. From 2000 to 2004, Mr. Song was the Manager of China Times. Mr. Song received a master’s degree from Nanjing University.

Guoping Chen, 56, the interim CFO, has been the Chairman of the board of Shanghai Fengxing Telecommunication Equipment Franchise Co., Ltd. and Shanghai Fengxing Telecommunication Services Co., Ltd. since 1999 and became the CEO, CFO, secretary, treasury and director of the Company in June 2017. In addition, Mr. Chen serves as a director of Shanghai Xujiahui Business Management School. Mr. Guoping Chen obtained an associate degree in business management from Shanghai Institute of Mechanical Technology.

Yatao Wang, 35, a co-founder of China VTV Hong Kong, serves as the President of Elion Financial Co., LTD, a subsidiary of Elion Group, since 2017, the Chief Advisor of Elion Foundation since 2015 and the chairperson of Shengya Yunding Payment Co., Ltd. since August 2017. Ms. Yatao Wang received a bachelor’s degree from Dongbei University of Finance and Economics.

Liqiang Meng, 49, a co-founder of China VTV Hong Kong, has been the Chairman of Lanchou Automobile Culture Development (Beijing) Co., Ltd. since November 2017, Beijing Gengtai Culture Development Co. Ltd. since October 2017, and Beijing Zhonglian Bo’ai Interactive Entertainment Co., Ltd since December 2014. Mr. Liqiang Meng has a bachelor degree from Hebei University.

Tonghao Yu, 72, is the Chief Marketing and Branding Officer at China VTV Hong Kong since 2015. Previously he was the Chief Operating Officer of Asia Television Limited, a subsidiary of Phoenix Television, from 2002 to 2008, the executive vice president of Phoenix Television from 1996 till 2002, the Vice President of China Broadcasting International Economic and Technology Company from 1992 till 1996, and the President of Guangdong Radio and Television Company from 1989 to 1992. Mr. Tonghao Yu served as a consultant from 2008 to 2015. Mr. Yu received a bachelor degree from Remin University in 1970.

Hongbin Dong, 42, is the Chairman of Shanghai Xiangdi Shiye Co., Ltd. since 2013, was Vice President of Gujing Group Computer Company from 2012 to 2013 and Manager at the Accounting Department of Gujing Group Export Import Trade Company from 2012 to 2013. Mr. Dong received a bachelor degree from Anhui University.

Daoxin Zhang, 42, is the President of Yatai Charitable Foundation since 2018 and a member of China Artists Association since 2014. Mr. Zhang is a professional artist specialized in Chinese traditional painting. Mr. Zhang received a bachelor of law from Hefei University of Technology.

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Family Relationships

There are no family relationships among any of our proposed directors or executive officers and current director and officer.

Involvement in Certain Legal Proceedings

No executive officer or director is a party in a legal proceeding adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

No executive officer or director has been involved in the last ten years in any of the following:

-

Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

-	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
-

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

-

Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

-

Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail, fraud, wire fraud or fraud in connection with any business entity; or

-

Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act, any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

Our board of directors currently consists of Guoping Chen, who is also our President, Chief Executive Officer, Chief Financial Officer, Treasury and Secretary. As part of the closing of the Stock Exchange, on March 15, 2019, Mr. Chen appointed Mr. Tijin Song as the Chief Executive Officer, Mr. Tonghao Yu as the Chief Marketing and Branding Officer, and the New Directors to the Board, effective upon the end of the 10-Day Period. As a development stage company, we have not adopted a standard of independence nor do we have a policy with respect to independence requirements for our board members or that a majority of our board be comprised of “independent directors.” We will review the independence standard established by the OTC Markets Group in the future.

Committees of Our Board

As a small public company, we do not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. Our Board of Directors performs the functions of audit, nominating and compensation committees. We will have seven (7) members of our Board of Directors at the conclusion of the 10-Day Period and will determine whether any of the board members qualifies as an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act. We intend to form audit, nominating and compensation committees at the end of the 10-Day Period.

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Board Meetings; Annual Meeting Attendance

During fiscal year 2018, our Board consisted of one (1) member and the Board held no meetings or reached any written consent to act on anything. The Company’s Board performs not only at meetings, but also by consideration of the Company’s business through the review of documents and in numerous communications among Board members and others.

We have not yet developed a policy regarding director attendance at annual meetings of the stockholders.

Code of Ethics

As a public company in its initial stages of business development, we have not adopted a code of ethics. We intend to adopt a code of ethics for our senior officers, including our principal executive officer, principal financial officer, principal accounting officer or controller and any person who may perform similar functions as our business expands and matures.

Director Candidate Recommendations and Nominations; Communication by Shareholders with Directors

Each year the Company’s Board is responsible for nominating candidates to stand for election as directors. Directors and shareholders may recommend candidates to the Board. We do not currently have a formal policy for shareholders to recommend director candidates, however, we encourage our shareholder communications to the Board and/or individual directors. Shareholders who wish to communicate with the Board or an individual director should send their communications or recommendations, in writing, to the Board of Directors, c/o Company’s Secretary, at New Times Centre, 393 Jaffe Road, Suite 17A, Wan Chai, Hong Kong. The Board will review the experience and contribution of current directors and potential director candidates and make recommendations to the Board for retention of current members and for election of new candidates when appropriate.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the ownership as of March 26, 2019 of Common Stock of each director and director nominee of the Company, each named executive officer, each person known to the Company to beneficially own more than 5% of Common Stock and all directors and executive officers of the Company as a group. Unless otherwise indicated, the beneficial owners have sole voting and investment power, as applicable, over the shares of Common Stock listed below. For each individual and group included in the table below, percentage ownership is calculated by dividing (a) the number of shares of Common Stock beneficially owned by such person or group by (b) the sum of the shares of Common Stock outstanding on March 26, 2019, plus the number of shares of Common Stock that such person or group had the right to acquire on or within 60 days after March 26, 2019. The address for each individual listed below is: c/o New Times Centre, 393 Jaffe Road, Suite 17A, Wan Chai, Hong Kong, unless otherwise noted.

	Prior to the Closing of the Stock Exchange[1]		Upon Closing of the Stock Exchange
Name of Director or Executive Officer	Shares	%	Shares	%
Tijin Song[2]	0	-	75,000,000	34.00%

Yatao Wang[2]	0	-	12,000,000	5.44%

Liqiang Meng[2]	0	-	11,000,000	4.99%

Daoxin Zhang[2]	0	-	4,500,000	2.04%

Hongbin Dong[2]	0	-	3,500,000	1.59%

Tonghao Yu[2]	0	-	1,000,000	* %

Guoping Chen	30,000,000	28.57%	30,000,000	13.60%

Directors and Officers As a Group (7 persons)	30,000,000	28.57%	137,000,000	62.12%

_______

* less than 1%

[1] based on 105,000,000 shares of common stock outstanding as of March 26, 2019.

[2] the appointment as directors and officers will become effective upon the end of the 10-Day Period.

EXECUTIVE COMPENSATION AND RELATED MATTERS

COMPENSATION DISCUSSION AND ANALYSIS

The entire board of directors performs the functions that would be performed by a compensation committee. All of the directors participate in deliberations concerning the compensation paid to executive officers. The directors determine the compensation of the Company’s executives by assessing the value of each of its executives and collectively determine the amount of compensation required to retain the services of the company’s executives. We base the amount of compensation for our executives on negotiations between us and the executive. We did not perform any formal third party benchmarking or other market analysis with respect to the amount of such executive’s compensation

In approving compensation necessary to attract and retain our present executive officers, the board of directors concluded that the salary provided to our executive officer is reasonably competitive considering the nascent stage of development of our business. The objective of the compensation plan is to provide our executives with competitive remuneration for their skills such that we can retain our personnel for an extended period of time. We will review our compensation programs from time to time and take Company performance as well as general market conditions into account when implementing our compensation programs.

Our current sole director and executive officer receives no compensation for his services as director and executive officer of the Company. From April 1, 2019, our named executive officers shall accrue compensation as stated below in the Narrative Disclosure to Summary Compensation Table. We further expect that the specific direction, emphasis and components of our executive compensation programs will evolve. Factors that may affect our compensation policies include the hiring of full-time employees, our future revenue growth and profitability, the implementation of our business plan and strategy and increasing complexity of our business.

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Summary Compensation Table

The following summary compensation table sets forth all the compensation we paid or accrued during the fiscal years ended February 28, 2017 and 2018, to (i) our Chief Executive Officer (principal executive officer), (ii) our Chief Financial Officer (principal financial officer), (iii) our three most highly compensated executive officers other than the principal executive officer and the principal financial officer who were serving as executive officers whose total compensation was in excess of $100,000, and (iii) up to two additional individuals who would have been within the two-other-most-highly compensated but were not serving as executive officers during the fiscal years of 2017 and 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)

Guoping Chen[1]	2017	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2018	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Harald Stobbe[2]	2017	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Wichan Junlao[2]	2017	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

________

[1] Guoping Chen is the Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary of the Company from June 2, 2017.

[2] Harald Stobbe and Wichan Junlao resigned from the respective officer positions of the Company on June 2, 2017.

Narrative Disclosure to Summary Compensation Table

As of the date of this Schedule 14f-1, the Company does not pay its directors for attending meetings of the Board of Directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the date of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Company’s executive officers.

However, the Company shall pay Mr. Tijin Song, the CEO, an annual salary of RMB 720,000 (approximately $107,036 USD), Mr. Guoping Chen, the interim CFO, an annual salary of RMB 360,000 (approximately $53,518 USD), and Mr. Tonghao Yu, the Chief Marketing and Branding Officer, an annual salary of RMB 360,000 (approximately $53,518 USD), all of which compensation shall start accruing from April 1, 2019.

Equity Awards

There are no options, warrants or convertible securities outstanding. At no time during the last fiscal year with respect to any of any of our executive officers was there:

•

any outstanding option or other equity-based award repriced or otherwise materially modified (such as by extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined;

•	any waiver or modification of any specified performance target, goal or condition to payout with respect to any amount included in non-stock incentive plan compensation or payouts;
•	any option or equity grant;
•	any non-equity incentive plan award made to a named executive officer;
•	any nonqualified deferred compensation plans including nonqualified defined contribution plans; or
•	any payment for any item to be included under All Other Compensation in the Summary Compensation Table.

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Compensation of Directors

During our fiscal year ended February 28, 2018, we did not provide any compensation to any of our directors for serving as our directors. We currently have no formal plan for compensating our current director or new directors for their services in their capacity as directors, although we may elect to issue stock options to such persons from time to time.

All directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our Board of Directors. Our Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Compensation Committee Interlocks and Insider Participation

Our entire Board of Directors performs the functions that would have been performed by a compensation committee, and all of the directors shall participate in deliberations concerning the compensation paid to the named executive officers.

Board of Directors Role in Risk Oversight

Currently, Guoping Chen serves as the sole member of the Board and sole executive officer. Upon the end of the 10-Day Period, the Board shall consist of seven members.

The Board will be actively involved in oversight of risks that could affect the Company. The board oversees its risk management responsibilities directly. Specifically, the Board has responsibility for overseeing, reviewing and monitoring the Company’s overall risks and certain specific risks. The Board believes its administration of its risk oversight function has not affected the Board’s leadership structure.

The Board of Directors reviewed the Company’s compensation practices, policies and programs and believes that the Company’s compensation practices, policies and programs represent an appropriate balance of short-term and long-term compensation and do not encourage employees to take unnecessary or excessive risks that are likely to have a material adverse effect on the Company.

Compensation Committee Report

We currently do not have a compensation committee and our Board performs the functions that would have been performed by a compensation committee. Our board of directors has reviewed and discussed the Compensation Discussion and Analysis in this report with management. Based on its review and discussion with management, the board of directors recommended that the Compensation Discussion and Analysis be included in this Information Statement.

Submitted by member of the Board of Directors:

Guoping Chen

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Audit Committee Report

Our entire board of directors performs the functions of an Audit Committee and currently consists of our sole director, Guoping Chen. Our board has: (i) reviewed and discussed the audited financial statements with management for the year ended February 28, 2018; (ii) discussed with the Company’s independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and (iii) received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with its independent accountant the independent accountant’s independence. Based on the review and discussions referred to above, our board of directors recommended that the audited financial statements for the year ended February 28, 2018, be included in the company’s annual report on Form 10-K for the fiscal year ended February 28, 2018.

Submitted by member of the Board of Directors:

Guoping Chen

RELATED PARTY TRANSACTIONS

Guoping Chen, our sole director and executive officer, is a shareholder and holds 30,000,000 shares, or 28.57% of outstanding shares as of March 26, 2019. As of March 15, 2019, Mr. Guoping Chen had loaned $300,000 (the “Advance”) to the Company to provide the working capital for its business operations. The loan was unsecured, non-interest bearing and due on demand. Pursuant to the Share Exchange Agreement, China VTV Hong Kong and Mr. Tijin Song shall repay such Advance within three months from the Closing of the Stock Exchange. In connection with the Share Exchange Agreement, on March 15, 2019, Mr. Tijin Song entered into a pledge agreement to pledge to Mr. Guoping all of his shares in this Company to be issued at Closing Chen to ensure the full performance of the Share Exchange Agreement by China VTV Hong Kong and Mr. Tijin Song.

We have not adopted policies or procedures for approval of related person transactions but review them on a case-by-case basis. We believe that all related party transactions were on terms at least as favorable as we would have secured in arm’s-length transactions with third parties. Except as disclosed above, we have not entered into any material transactions with any existing or proposed director, existing or proposed executive officer, and promoter, beneficial owner of five percent or more of our common stock, or family members of such persons.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information, filed by us may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, as well as in the SEC’s public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the SEC’s public reference rooms. The SEC also maintains an internet site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA VTV LIMITED

Date: April 1, 2019	By:	/s/ Guoping Chen
Guoping Chen
	Title:	Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

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